December 1, 2006


By facsimile to (561) 237-0803 and U.S. Mail


Mr. Joseph Visconti
Chairman, President, and Chief Executive Officer
ValueRich, Inc.
1804 North Dixie Highway, Suite A
West Palm Beach, FL 33407

Re:	ValueRich, Inc.
	Pre-effective Amendments 3 and 4 to Registration Statement on
Form SB-2
	Filed November 13 and 21, 2006
File No. 333-135511

Dear Mr. Visconti:

	We reviewed the filings and have the comments below. Unless indicated otherwise, page references below are to pre-effective amendment 4.

Summary of Financial Data, page 5

1. Disclosure in footnote (1) that net proceeds of $5,940,000 are net of $150,000 in offering costs and the underwriter`s non-accountable expense allowance of $210,000, and disclosure in the use of proceeds section that net proceeds of $5,940,000 are after deducting underwriting discounts and commissions ($700,000) and estimated expenses of the offering payable by ValueRich ($150,000) are inconsistent with disclosure in the eighteenth risk factor that net proceeds of $5,940,000 are after deducting the underwriting discounts and commissions ($700,000), the underwriter`s non-accountable expense allowance ($210,000), and the estimated expenses of the offering payable by ValueRich ($150,000). Please reconcile the disclosures so that they are consistent throughout the registration statement.


Liquidity and Capital Resources, page 18

2. Refer to comment 7 in our November 8, 2006 letter. Disclosure that ValueRich plans to raise $6.2 million in equity capital from the offering is inconsistent with disclosures elsewhere in the registration statement as noted above. Further, the disclosure of $6.2 million is inconsistent with the disclosure of $6.3 million in the table on the prospectus` outside front cover. Please reconcile the disclosures so that they are consistent throughout the registration statement.

Note 2 - Summary of Significant Accounting Policies, Earnings
(Loss)
Per Share, page F-8

3. We note your revisions in response to prior comment 13. It is unclear, however, why the number of shares used to compute losses per share for December 31, 2005 and 2004 and the related per share loss for 2004 in this footnote do not agree to your statement of operations. Please revise.

Note 10 - Warrants, page F-15

4. We note your revisions in response to prior comment 16. It remains unclear to us, however, what specific assumptions you used to value the warrants in 2006 or how you determined the 33% time value premium you assigned. Please clarify.

Note 11 - Unaudited Presentation, page F-16

5. Please correct the date of the interim period presented here and throughout the footnotes.

Closing

	File an amendment to the SB-2 in response to the comments. To expedite our review, ValueRich may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If ValueRich thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since ValueRich and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If ValueRich requests acceleration of the registration statement`s effectiveness, ValueRich should furnish a letter at the time of the request acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve ValueRich from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* ValueRich may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that ValueRich provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Bret A. Johnson, Staff Accountant, at (202) 551-3753 or Anne M. McConnell, Senior Staff Accountant, at (202) 551-3709. You

may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,




Jennifer R. Hardy
					    Legal Branch Chief

cc:	Hank Gracin, Esq.
	Lehman & Eilen LLP
	Mission Bay Plaza Office
	20283 State Road 7, Suite 300
	Boca Raton, FL 33498

	Virginia K. Sourlis, Esq.
	The Sourlis Law Firm
	The Galleria
	2 Bridge Avenue
	Red Bank, NJ 07701



Mr. Joseph Visconti
December 1, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE